EXHIBIT C

THE INDIAN HOTELS COMPANY LIMITED
The Taj Mahal Palace & Tower Apollo Bunder Mumbai 400 001 India
Tel 91 22 6665 7112 Fax 91 22 6665 7129
e-mail rkkrishnakumar@tata.com www.tajhotels.com

Vice Chairman’s Office	STRICTLY CONFIDENTIAL

September 14, 2007

Mr. James B. Hurlock

Chairman

Orient-Express Hotels Ltd.

22 Victoria Street

Hamilton HM 12

Bermuda

Dear Mr. Hurlock,

Our Company, The Indian Hotels Company Limited (IHCL), on which I have given some details below, has been pursuing global expansion in recent years. This expansion phase included establishing alliances and relationships with leading hotel groups that have not yet set up a presence in India, but have secured leadership positions in different geographies. In the course of our quest, I had the pleasure of meeting with Mr. James Sherwood a few weeks back to seriously explore opportunities for working together in the United States and possibly more widely in a unique business combination arrangement which would work to the advantage of both Orient-Express and IHCL. I might mention that out of a total of 84 hotels the Taj has 15 hotels outside India.

2.         IHCL was incorporated in the year 1902 in India, that is over 104 years ago, and since then it has steadily expanded its operations establishing ultra luxury and luxury hotels in different parts of the world. The Taj brand, which we own, has been distinguished for many of its properties, including heritage palaces in India, which have been converted into celebrated luxury hotels. These include the Lake Palace hotel in Udaipur, Rambagh Palace in Jaipur, Umaid Bhavan Palace in Jodhpur and the Falaknuma Palace in Hyderabad, presently under refurbishment. As you know, we have also recently acquired the lease of The Pierre Hotel in Manhattan, New York and completed the outright purchase of The Ritz Carlton in Boston (now renamed Taj Boston) and The Campton Place Hotel in San Francisco. We own or operate luxury resorts in Maldives, Mauritius and Sri Lanka, among other locations. Our new hotels have been or are being built in Phuket, Lankawi, Dubai, South Africa and other locations.

THE INDIAN HOTELS COMPANY LIMITED
The Taj Mahal Palace & Tower Apollo Bunder Mumbai 400 001 India Tel 91 22 6665 7112 Fax 91 22 6665 7129 e-mail rkkrishnakumar@tata.com www.tajhotels.com

Vice Chairman’s Office	2

3.         We have always recognized Orient-Express for its admirable range of ultra luxury hotels and resorts distinguished for their uniqueness and standards of excellence. A possible association between our two companies would bring unique competitive advantages to both companies. The combination of our international properties with Orient-Express’ hotels would result in a geographically balanced presence with synergies in several complementary destinations. Orient-Express would have a strong ally in the exploding Indian market as well. The combination could also result in generating operating synergies in the areas of marketing, strategic sourcing etc.

4.         In this context, therefore, I would appreciate an opportunity to have a meeting with yourself, and with the Board of your company, to discuss this matter further, and to also discuss the possibility of a wider association between our two companies.

5.         Meanwhile, I would like to bring to your notice that as a reflection of our strong commitment to the possibility of working together, we have acquired approximately 10% of class A common shares in Orient-Express as of today, which position we would be happy to strengthen in the near future. We will be making the necessary public filings in the United States in due course.

6.         As mentioned above, we would like to assure you that our desire is to work together and hope that it will be possible to develop a mutually beneficial relationship whereby we could forge what would truly be a combination of two of the world’s leading ultra luxury hotel groups.

7.	In conclusion, we look forward to hearing from you, and hope that we may arrange an early meeting.

With kind regards,

Yours sincerely,

/s/ R.K. Krishna Kumar
R.K. Krishna Kumar
Vice Chairman
The Indian Hotels Company Limited